

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 1 November 2006, in connection with Orkla's option programme, 6,700 options were exercised at a strike price of NOK 130.00.

Primary insider Terje Andersen (CFO) exercised 6,000 options and at the same time sold 6,000 shares in the market at a price of NOK 338.89. After this transaction Andersen's holding in Orkla ASA is 3,720 shares, 24,000 options and 3,000 synthetic options.

A total of 1,778,710 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge position related to the remaining 222,900 synthetic options of the cash bonus programme.

Orkla holds 2,453,099 of its own shares.


06018361

Orkla ASA, 1 November 2006

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455



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